Exhibit (e)(15)

April 19, 2011

Kathy Ordoñez

Chief Executive Officer & Member of the Board

Celera Corporation

1401 Harbor Bay Parkway

Alameda, California 94502

Re:	Proposed Acquisition of Odanacatib

Dear Ms. Ordoñez:

I am the Manager of Black Horse Capital Management LLC (“Black Horse”). Through affiliated funds, Black Horse invests in a variety of asset classes, with particular interest in acquiring or investing in biotechnology and related companies and assets. I am writing to propose a transaction with Celera Corporation (“Celera”) involving Odanacatib, which could be used together with the $8.00 per share tender offer from Quest Diagnostics (“Quest”) proposed on March 18, 2011 to deliver superior value to your shareholders.

From my reading of the Background of the Offer section of Quest’s Offer to Purchase dated March 28, 2011 (the “Offer to Purchase”), it appears that the passive drug royalties may not be of strategic importance to Quest in connection with its proposed acquisition of Celera. Moreover, it appears that Quest may be unwilling, on its own, to pay additional value to Celera shareholders in the form of a Contingent Value Right (“CVR”), despite the fact that, according to the Offer to Purchase, Celera and Quest had discussions on February 8 and February 12, 2011 concerning a CVR for Celera’s passive drug royalty assets. In fact, according to the Offer to Purchase, on February 12, 2011, Celera management communicated to Quest that an increase in the cash consideration from $7.75 to a range of $8.25 to $8.50 per share might be acceptable in lieu of issuing a CVR. Rather than holding out for a CVR or a price in the $8.25 to $8.50 per share range, however, Celera’s Board of Directors instead agreed to a $8.00 per share price from Quest. However, given that Celera’s stock price has traded above the $8.00 per share price every day since the proposed transaction with Quest was announced and shareholders have publicly announced their opposition to the current price, we believe that the transaction between Quest and Celera is unlikely to be completed at the current price.

It is obvious that Celera shareholders think there is more value in the assets of Celera than $8.00 per share. Black Horse is willing to offer a potential solution to Celera and Quest that would help bridge the gap between Quest’s unwillingness to date to pay additional consideration out of its own pocket and Celera shareholders’ desire and expectation for additional consideration in the transaction. Under Black Horse’s proposal, which is summarized in Exhibit A hereto, at the closing of Quest’s acquisition of Celera by merger, Black Horse would purchase all of Celera’s rights in the intellectual property and associated assets relating to Odanacatib, including Celera’s rights to royalty and other payments under the Research Collaboration and License Agreement with Merck. In exchange for these assets, Black Horse would agree to pay to Quest/Celera up to $205 million in cash, or up to $2.50 in cash per Celera share, depending on FDA approval of a new drug application for Odanacatib and achievement of certain sales milestones. Quest could use all or part of these anticipated payments to pay, in addition to the $8.00 per share in cash, a CVR of up to $2.50 per share to Celera shareholders in connection with the tender offer and merger.

Black Horse’s proposal should be attractive to Celera and Quest for several reasons. First, it helps bridge the valuation gap between Quest and Celera’s shareholders. Second, this proposal would not disrupt the Quest transaction, but instead would help ensure its completion by offering substantial additional value to Celera shareholders. Third, the proposal would enable Quest to focus on the Celera assets and products it deems most valuable and would shift the cost of and risks of further development and commercial exploitation of Odanacatib from Quest/Celera to Black Horse.

In short, Black Horse’s proposal delivers far superior value to Celera’s shareholders than the current terms of Quest’s tender offer, while enabling Quest to complete the transaction without paying any additional consideration out of its own pocket.

I realize that, per the terms of the Merger Agreement with Quest, any negotiations concerning the sale of the Odanacatib assets will require the involvement of Quest. Accordingly, I welcome the opportunity to further discuss this proposal with you and representatives of Quest.

This letter, its contents and any discussions or negotiations between or among Black Horse, Celera and Quest shall not be disclosed by Celera or Quest or any of their respective officers, directors, employees, affiliates, advisors or representatives to any person without Black Horse’s prior written consent other than to Celera’s or Quest’s respective directors, officers, employees, advisors and representatives, in each case on a confidential and “need to know” basis and only in furtherance of the transactions contemplated by this letter.

Except with respect to the non-disclosure provision above, this letter is a non-binding, preliminary indication of interest in a proposed transaction involving Black Horse and Celera. As such, it does not constitute an offer capable of acceptance. A binding agreement between Black Horse and Celera will only result upon execution by each of the parties of definitive documentation to be negotiated and agreed to, which would contain the terms set forth in Exhibit A hereto, and such other terms as are customary for transactions of this type and as are agreed to by the parties. Black Horse does not owe any duty or obligation to any person or entity in connection with any matter expressed in this letter. Nothing in this letter, express or implied, is intended to confer on any person or entity any rights or remedies in connection with this letter.

Please contact me before 5:00 p.m. Eastern time on Thursday, April 21, 2011 if you would like to further discuss this proposal. I look forward to hearing from you.

Sincerely,

/s/ Dale B. Chappell
Dale B. Chappell Director and Manager (646) 472-7948 dchappell@blackhorsecap.com

Exhibit A

Term Sheet

Company:	Celera Corporation (the “Company”).

Purchaser:	Black Horse Capital Management LLC and any affiliated fund that participates in the Financing (“Black Horse” or the “Purchaser”).

Purchased Assets:	All of the Company’s right, title and interest in and to (i) all worldwide intellectual property assets and rights relating to Odanacatib and any predecessor, successor or related product, (ii) the Research Collaboration and License Agreement between Merck & Co., Inc. and Arris Pharmaceutical Corporation dated November 6, 1996, as amended and in effect on the Closing Date, relating to Odanacatib and any predecessor, successor or related product, and (iii) all other worldwide assets, rights, licenses and agreements relating to Odanacatib and any predecessor, successor or related product.

Purchase Price:	Up to $205 million in cash, payable as follows:

• $41 million to be paid upon approval of a new drug application (“NDA”) for Odanacatib prior to December 31, 2014 by the U.S. Food and Drug Administration;

• $82 million to be paid upon achievement of net sales of Odanacatib of at least $500 million in any 12 consecutive month period prior to December 31, 2016; and

• $82 million to be paid upon achievement of net sales of Odanacatib of at least $1 billion in any 12 consecutive month period prior to December 31, 2018.

Conditions to Closing:	The Closing would be subject to the Purchaser’s satisfaction of the results of its due diligence review of the Purchased Assets, which the Purchaser anticipates could be completed within ten days, and negotiation and execution of mutually satisfactory Definitive Documentation.

Closing:	The closing of the transaction (the “Closing”) would be the date specified in the Definitive Documentation, which the Purchaser anticipates would occur simultaneous with the closing of the merger under the Agreement and Plan of Merger by and among Quest Diagnostics Incorporated, Spark Acquisition Corporation and the Company dated as of March 17, 2011.

Definitive Documentation:	The definitive documentation (the “Definitive Documentation”) to be executed between the parties would include the terms set forth in the attached letter dated April 19, 2011 from the Purchaser to the Company, the terms in this Exhibit A and such conditions, covenants, indemnification and such other terms as are customary for a transaction of this type.